Filed Pursuant to Rule 433

Registration No. 333-139939

FREE WRITING PROSPECTUS, DATED MARCH 20, 2007

6,191,500 Common Shares

CastlePoint Holdings, Ltd.

The purpose of this free writing prospectus is to update the sections indicated below of the Preliminary Prospectus of CastlePoint Holdings, Ltd., a Bermuda corporation limited by shares (the “Company”), dated March 8, 2007 (the “Preliminary Prospectus”) (i) to reflect the most recent consolidated financial information of Tower Group, Inc., a Delaware corporation (“Tower”), as set forth in Tower’s annual report on Form 10-K, dated March 8, 2007 and amended to date, (ii) to update the principal shareholders table in the Preliminary Prospectus to reflect the updated beneficial ownership of Excelsior Value & Restructuring (“Excelsior”), and (iii) to update the selling shareholders table in the Preliminary Prospectus to reflect two additional selling shareholders and the resulting increase in the total number of shares being sold by the selling shareholders from 69,500 shares to 119,500 shares.

You should read this free writing prospectus together with the Preliminary Prospectus.

This free writing prospectus amends and restates the following sections of the Preliminary Prospectus:

(a) “Prospectus Summary—Competitive Strengths— Access to Profitable Book of Business from Tower”;

(b) the fifth paragraph under the caption “Risk Factors—Our actual insured losses may be greater than our loss reserves, which would negatively impact our financial condition and results of operations”;

(c) the eleventh, thirteenth and fourteenth paragraphs under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Losses and Loss Adjustment Expense Reserves”;

(d) the first paragraph under the caption “Business—Our Strategic Relationship with Tower”;

(e) “Business—Competitive Strengths— Access to Profitable Book of Business from Tower”;

(f) “Business—Selected Consolidated Financial Information of Tower”;

(g) “Principal Shareholders” with respect to the beneficial ownership information for Excelsior; and

(h) “Selling Shareholders”.

As a result of the addition of two selling shareholders to the selling shareholders table, other disclosure in the Preliminary Prospectus relating to the total number of shares being sold by the selling shareholders have been modified to reflect  a total of 119,500 shares being sold by the selling shareholders, instead of 69,500 shares as previously disclosed.  In addition, the total number of shares being offered in the offering has been increased to 6,191,500 shares from 6,141,500 shares due to the 50,000 shares being sold by the two additional selling shareholders.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-139939) AND THE OTHER DOCUMENTS THE COMPANY  HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER, OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-800-846-5050.

The most recent registration statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1360537/000104746907001976/a2175597zs-1a.htm.

1. The section of the Preliminary Prospectus under the caption “Prospectus Summary—Competitive Strengths— Access to Profitable Book of Business from Tower” is amended and restated to read in its entirety as set forth below:

•                  Access to Profitable Book of Business from Tower. Pursuant to our agreements with Tower, we reinsure and, effective January 1, 2007 (subject to regulatory approval by the New York State Insurance Department), also expect to pool, a significant amount of the brokerage business that Tower writes. For the three years ended December 31, 2006, Tower’s insurance segment, which consists predominantly of the brokerage business, generated an average gross loss ratio of 55.0%. An insurer’s profitability, without considering its investment income and investment losses, is measured by its “combined ratio.” The term “combined ratio” is a standard measurement of an insurer’s profitability in the property and casualty insurance industry, which is calculated as a percentage equal to the sum of an insurer’s “loss ratio” and its “underwriting expense ratio.” The loss ratio is calculated as the ratio of losses and loss adjustment expenses to premiums earned. The underwriting expense ratio is calculated as the ratio of underwriting expenses to premiums earned. A combined ratio of less than 100% generally indicates that an insurer is profitable on an underwriting basis, in that the premiums the insurer has earned for a particular period exceed the sum of its losses, loss adjustment expenses and underwriting expenses (less policy billing fees) for the same period. Tower’s average gross loss ratio for the insurance segment of 55.0% for the three-year period ended December 31, 2006, when added to Tower’s average underwriting expense ratio for the insurance segment of 30.2% for the same period, results in an average combined ratio of 85.2% for the three years ended December 31, 2006. Accordingly, Tower’s underwriting profit for its brokerage business for this three-year period, without considering investment income and investment losses, averaged 14.8% of every dollar of premium Tower earned on its brokerage business during this period. Under the terms of the brokerage business quota share reinsurance agreement and the brokerage business pooling agreement, we pay or will pay Tower commissions for our share of this business, so that within certain ranges of loss ratio, our combined ratio (that is, the sum of our net loss ratio and our maximum ceding commission percentage or management fee percentage, as the case may be) will be approximately 95%. Accordingly, we expect to earn underwriting profit for our share of the brokerage business in the amount of 5% of premiums earned on this business.

2. The fifth paragraph of the section of the Preliminary Prospectus under the caption “Risk Factors—Our actual insured losses may be greater than our loss reserves, which would negatively impact our financial condition and results of operations” is amended and restated to read in its entirety as set forth below:

According to Tower’s annual report on Form 10-K for the year ended December 31, 2006, the loss reserves net of reinsurance recoverables for Tower’s insurance companies were $192.5 million as of December 31, 2006, $101.8 million as of December 31, 2005 and $37.0 million as of December 31, 2004. Tower has reported that it believes such loss reserves are adequate and that Tower has not had to make any adjustments due to deficiencies since 2002.

3. The eleventh, twelfth, thirteenth and fourteenth paragraphs of the section of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Losses and Loss Adjustment Expense Reserves” is amended and restated to read in its entirety as set forth below:

Since we are a recently formed company and have a very limited operating history, we do not have historical experience that reflects how our loss reserves estimates will likely develop. Moreover, past experience of how loss reserves estimates develop may not be indicative of future development of loss reserves estimates. However, since we currently derive a substantial portion of our overall business from Tower and since we believe that such business is representative of the types of business that we seek or will seek from third parties, Tower’s loss reserves development experience may be an indicator of how changes in estimates of loss reserves may impact future earnings. The following table sets forth the estimated loss reserves of Tower as of the beginning of the specified calendar years and reflects the change in estimates in loss reserves from prior accident years. Unless indicated otherwise, this information has been extracted from Tower’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the SEC. The information of Tower set forth below should be read together with Tower’s public filings, including but not limited to, the annual report listed above, in their entirety. In addition, there may have been material developments with respect to Tower, which are not disclosed in this prospectus.

Year	Tower’s Loss Reserves Estimated as of the Beginning of Calendar Year as originally established (in thousands of dollars)	Change in Estimates in Loss Reserves From Prior Accident Years During the Calendar Year(1) (in thousands of dollars)	Percentage Redundancy/(Deficiency) in Loss Reserves From Prior Accident Years(2)
2006	101,746	738	0.7%
2005	36,949	392	1.1%
2004	24,361	198	0.8%
2003	15,476	(75)	(0.5)%

(1)             Amounts calculated by us based on the information set forth in Tower’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the SEC.

(2)             Percentages calculated by us based on the information set forth in the table.

The actuarial techniques for projecting losses and loss adjustment expense reserves rely on historical paid and case reserve loss emergence patterns and historical patterns of how reported claims develop over time, as more information is gathered, including the outcomes of legal actions and other events or factors that may affect the outcome of claims. The selection of loss development factors is a key element of most of the actuarial loss reserving methods. Loss development factors are key assumptions, as illustrated by the fact that the incurred loss development method, which is one of the basic reserving techniques, estimates ultimate losses by multiplying reported losses times the loss development factor.

The table set forth below reflects loss development experience for Tower’s Commercial Multiple-Peril line of business (as such term is defined in the NAIC Property/Casualty Annual Statement Instructions), which is currently Tower’s largest line of business. The information below has been extracted from Tower’s statutory annual statements for the years 1996 through 2006. The table reflects the amount of claims reported as of the end of the accident year, i.e. after 12 months, and also after one additional year of maturity (that is, reflecting claim development after 24 months). The last column sets forth the loss development factor, or LDF, which is the ratio of the amount of reported losses after 24 months, divided by the amount of reported losses after 12 months.

Year	Reported Losses After 12 months (in thousands of dollars)	Reported Losses After 24 months (in thousands of dollars)	Loss Development Factor
1996	2,174	3,641	1.67
1997	2,476	3,465	1.40
1998	3,240	4,081	1.26
1999	4,083	6,372	1.56
2000	4,521	6,628	1.47
2001	6,165	7,742	1.26
2002	9,985	15,610	1.56
2003	19,735	26,952	1.37
2004	27,343	36,948	1.35
2005	30,954	46,808	1.51

                Actuaries utilize various indicators to select best estimate loss development factors. For example, based on the information set forth in the above table, the average loss development factor for all ten years was 1.44, the average for the last three years was 1.41, and the median (or middle point) loss development factor of all ten years was 1.43. We believe that any of these three loss development factors would be reasonably likely estimates with respect to this line of business and for this age of maturity. The difference between selecting 1.44 or 1.41, the highest and the lowest of the three numbers, as the best estimate loss development factor would make a difference in the estimated reserves of 2.1% (that is, (1.44/1.41)-1). Our actuaries make their best estimates of the loss development factors for each line of business, typically for each treaty, and for each age of claim development, and variation in the loss development factors that are selected is a primary source of variability in the best estimate of ultimate losses and, therefore, of our loss reserves.

4. The first paragraph of the section of the Preliminary Prospectus under the caption “Business—Our Strategic Relationship with Tower” is amended and restated to read in its entirety as set forth below:

Tower has historically utilized a business model that involves ceding a certain percentage of its business to reinsurers and placing business with other insurance companies through its management company to increase its capacity to underwrite an amount of premium volume beyond its own surplus capacity. For example, utilizing other insurance companies through its management company, Tower placed 2.9%, 10.5% and 23.3% of the total gross premiums written by its insurance company and produced for other insurance companies for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, Tower ceded from its insurance segement 45.9%, 29.5% and 45.2% of its gross premiums written to reinsurers in the years ended December 31, 2006, 2005 and 2004, respectively. While Tower reduced the premiums ceded to reinsurers and placed with other insurance companies in order to increase its retention after completing its initial public offering in October 2004, in 2006 Tower continued to rely on reinsurance and other insurance companies to support its growth. Due to regulatory scrutiny concerning the use of finite reinsurance, as well as reduced availability of traditional quota share reinsurance and insurance risk -sharing capacity, Tower decided to sponsor us and enter into a long-term strategic relationship with us to secure a stable source of traditional quota share and insurance risk-sharing capability to support its anticipated future growth. This strategic relationship with Tower allows us to participate as a reinsurer, and we expect that it will allow us to participate as a pooling participant, in Tower’s book of business that it has historically underwritten profitably.

5. The section of the Preliminary Prospectus under the caption “Business—Competitive Strengths— Access to Profitable Book of Business from Tower” is amended and restated to read in its entirety as set forth below:

•                  Access to Profitable Book of Business from Tower. Pursuant to our agreements with Tower, we reinsure and, effective January 1, 2007 (subject to regulatory approval by the New York State Insurance Department), also expect to pool, a significant amount of the brokerage business that Tower writes. For the three years ended December 31, 2006, Tower’s insurance segment, which consists predominantly of the brokerage business, generated an average gross loss ratio of 55.0%. An insurer’s profitability, without considering its investment income and investment losses, is measured by its “combined ratio.” The term “combined ratio” is a standard measurement of an insurer’s profitability in the property and casualty insurance industry, which is calculated as a percentage equal to the sum of an insurer’s “loss ratio” and its “underwriting expense ratio.” The loss ratio is calculated as the ratio of losses and loss adjustment expenses to premiums earned. The underwriting expense ratio is calculated as the ratio of underwriting expenses to premiums earned. A combined ratio of less than 100% generally indicates that an insurer is profitable on an underwriting basis, in that the premiums the insurer has earned for a particular period exceed the sum of its losses, loss adjustment expenses and underwriting expenses (less policy billing fees) for the same period. Tower’s average gross loss ratio for the insurance segment of 55.0% for the three-year period ended December 31, 2006, when added to Tower’s average underwriting expense ratio for the insurance segment of 30.2% for the same period, results in an average combined ratio of 85.2% for the three years ended December 31, 2006. Accordingly, Tower’s underwriting profit for its brokerage business for this three-year period, without considering investment income and investment losses, averaged 14.8% of every dollar of premium Tower earned on its brokerage business during this period. Under the terms of the brokerage business quota share reinsurance agreement and the brokerage business pooling agreement, we pay or will pay Tower commissions for our share of this business, so that within certain ranges of loss ratio, our combined ratio (that is, the sum of our net loss ratio and our maximum ceding commission percentage or management fee percentage, as the case may be) will be approximately 95%. Accordingly, we expect to earn underwriting profit for our share of the brokerage business in the amount of 5% of premiums earned on this business. For certain financial information of Tower, see “—Selected Consolidated Financial Information of Tower” below.

6. The section of the Preliminary Prospectus under the caption “Business—Selected Consolidated Financial Information of Tower” is amended and restated to read in its entirety as set forth below:

Selected Consolidated Financial Information of Tower

The following table sets forth certain selected consolidated financial information of Tower, which has been extracted from the annual report on Form 10-K for the year ended December 31, 2006 of Tower, as filed with the SEC. These historical results are not necessarily indicative of Tower’s results to be expected from any future period. In addition, there may have been material developments with respect to Tower, which are not disclosed in this prospectus. The selected consolidated financial information of Tower set forth below should be read together with Tower’s public filings, including but not limited to those listed above, in their entirety.

	For the fiscal year ended December 31, 2006	For the fiscal year ended December 31, 2005
	($ in thousands, except share and per share amounts)
Tower’s Income Statement Data
Gross premiums written	$432,663	$300,107
Ceded premiums written	187,593	88,325
Net premiums written	$245,070	$211,782
Net premiums earned	$223,988	$164,436
Ceding commission revenue	43,130	25,218
Insurance services revenue	7,973	14,103
Net investment income	23,026	14,983
Net realized gains (loss) on investments	12	122
Policy billing fees	1,134	892
Total revenues	299,263	219,754
Losses and loss adjustment expenses	135,125	96,614
Operating expenses:
Direct and ceding commission expenses	60,558	43,839
Other operating expenses(1)	53,675	42,632
Interest expense	6,870	4,853
Total expenses	256,228	187,938
Other income	914	—
Gain from issuance of common stock by unconsolidated affiliate	7,883	—
Warrant received from unconsolidated affiliate	4,605	—
Income (loss) before income taxes	56,437	31,816
Income tax expense (benefit)	19,673	11,062
Net income (loss)	$36,764	$20,754
Net income (loss) available to common stockholders	$36,553	$20,754

	For the fiscal year	For the fiscal year
	ended December 31, 2006	ended December 31, 2005
	($ in thousands, except share and per share amounts)
Tower’s Per Share Data
Basic earnings (loss) per share	$1.85	$1.06
Diluted earnings (loss) per share	$1.82	$1.03
Basic weighted average outstanding	19,750,309	19,571,081
Diluted weighted average per shares outstanding	20,147,318	20,147,073
Tower’s Selected Insurance Ratios
Gross loss ratio(2)	55.0%	56.8%
Gross underwriting expense ratio(3)	28.7%	30.8%
Gross combined ratio(4)	83.7%	87.6%
Net loss ratio(5)	60.3%	58.8%
Net underwriting expense ratio(6)	27.3%	29.3%
Net combined ratio(7)	87.6%	88.1%
Tower’s Summary Balance Sheet Data
Cash and cash equivalents	$100,598	$38,760
Investments	464,020	357,173
Reinsurance recoverable	118,003	104,811
Deferred acquisition costs, net	35,811	29,192
Total assets	954,082	657,457
Reserve for losses and loss adjustment expenses	302,541	198,724
Unearned premium	227,017	157,779
Long-term debt	68,045	47,426
Total stockholders’ equity	223,920	144,822

(1)  Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in Tower’s insurance companies) as well as other insurance services expenses (which are general administrative expenses related to insurance services operations).

(2)  The gross loss ratio is calculated by dividing gross losses (consisting of losses and loss adjustment expenses) by gross premiums earned.

(3)  The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.

(4)  The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.

(5)  The net loss ratio is calculated by dividing net losses by net premiums earned.

(6)  The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned. Because the ceding commission revenue Tower earns on its ceded premiums has historically been higher than its expenses incurred to produce those premiums, Tower’s extensive use of quota share reinsurance has caused its net underwriting expense ratio to be lower than its gross underwriting expense ratio under GAAP.

(7) The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

7. The section of the Preliminary Prospectus under the caption “Principal Shareholders” is amended to reflect the updated beneficial ownership of Excelsior as set forth below:

	Beneficial ownership of principal shareholders prior to this offering		Beneficial ownership of principal shareholders after this offering
Beneficial Owner	Number	Percentage	Percentage
UST Advisers, Inc.(4)(7)	2,364,000	8.0%	6.6%

(4) Based on the information provided to us by Excelsior Value & Restructuring, or Excelsior, as of February 22, 2007, as supplemented on March 16, 2007 by UST Advisers, Inc. (“UST Advisers”). Based on such information, UST Advisers is the investment adviser to Excelsior and the sub-adviser to each of John Hancock Funds II and John Hancock Trust (such entities together with Excelsior, the “Funds”). In its position as investment adviser or sub-adviser to the Funds, UST Advisers could be deemed to have sole investment power and sole voting power with respect to the shares held by the Funds. UST Advisers is a subsidiary of U.S. Trust Corporation, a financial holding company. The address of UST Advisers is 225 High Ridge Road, Stamford, CT 06905.

(7) The shareholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares in transactions exempt from the registration requirements of the Securities Act after the respective dates as of which ownership information is presented for each such shareholder in the above table.

8. The section of the Preliminary Prospectus under the caption “Selling Shareholders” is amended and restated to read in its entirety as set forth below:

SELLING SHAREHOLDERS

The table below sets forth the name of each selling shareholder and the number of common shares that each selling shareholder is offering pursuant to this prospectus. Except as noted below, none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our affiliates. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all of our common shares shown as beneficially owned by them.

	Beneficial Ownership Prior to This Offering			Beneficial Ownership After This Offering(2)
Selling Shareholders	Common Shares(1)	Percentage of class	Shares to be Sold Before Exercise of Underwriters’ Over- Allotment Option	Shares to be Sold Upon Full Exercise of Underwriters’ Over- Allotment Option	Percentage Before Exercise of Underwriters’ Over- Allotment Option	Percentage After Full Exercise of Underwriters’ Over- Allotment Option
Coronado Fund LLC(3)	20,000	*	20,000	*	*	*
Eakin III, Le Roy and Lindsay Eakin, JTWROS	9,000	*	9,000	*	*	*
McManus, John O., IRA/SEP	13,500	*	13,500	*	*	*
McManus, John O., Roth IRA	20,000	*	20,000
McManus, Rosemary Esteves, Roth IRA	16,500	*	16,500	*	*	*
Stuckey Timberland, Inc.(4)	9,500	*	9,500	*	*	*
Smith, Robert H.	7,500	*	7,500	*	*	*
Syme, James A. and Phyllis K.	3,500	*	3,500	*	*	*
The William K. Warren Foundation(5)	20,000	*	20,000	*	*	*

*                     Less than one percent (1%).

(1)  Beneficial ownership prior to offering includes private placement shares acquired by the listed selling shareholder and not subsequently disposed of (through January 23, 2007, except as otherwise indicated). Beneficial ownership is calculated based on Rule 13d-3(d)(i) of the Exchange Act.

(2)  Calculated based on Rule 13d-3(d)(i) of the Exchange Act.

(3)  Coronado Fund LLC has delegated full investment authority, including full dispositive power, to Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”), an investment adviser registered under the Investment Advisers Act of 1940, as amended. Horacio A. Valeiras, the chief investment officer of Nicholas-Applegate, has oversight authority over all portfolio managers at Nicholas-Applegate and, as such, has investment power over the shares that Coronado Fund LLC beneficially owns.

(4)  Wade B. Hall, President of Stuckey Timberland, Inc., has sole voting and investment power over the shares that Stuckey Timberland, Inc. beneficially owns.

(5)  Mark Buntz, chief financial officer of The William K. Warren Foundation, has sole voting and investment power over the shares that The William K. Warren Foundation beneficially owns.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-139939) AND THE OTHER DOCUMENTS THE COMPANY  HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER, OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-800-846-5050.

The most recent registration statement (including a prospectus) of the Company can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1360537/000104746907001976/a2175597zs-1a.htm